August 7, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (630) 218-4955

Ms. Brenda G. Gujral, President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL   60523

RE: Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007

Dear Ms. Gujral:

　　　　We have reviewed your response letter dated July 25, 2007 and have the following comment.

　　　　In our comment we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note (1) Organization, page 59

1.　　　We have read and considered your response to comments two and three regarding your basis for consolidating entities that are not VIEs and your basis for consolidating MB REIT. Please show us how you intend to revise the disclosure regarding your consolidation policy including, but not limited to, the language referenced in our prior comments two and three.

　　　　Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant